Issuer Free Writing Prospectus
Dated June 16, 2009
Filed pursuant to Rule 433
under the Securities Act of 1933
Registration Statement No. 333- 155782
Yingli Green Energy Holding Company Limited
Yingli Green Energy Holding Company Limited, or Yingli, has filed on June 15, 2009 a post-effective amendment to an automatic shelf registration statement (including a prospectus dated June 15, 2009) and a preliminary prospectus supplement dated June 15, 2009 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com. You may also access the Preliminary Prospectus Supplement and the accompanying prospectus through the link below:
http://www.sec.gov/Archives/edgar/data/1394029/000095012309014167/h03119ae424b5.htm
This free writing prospectus reflects the following amendments to Yingli’s Preliminary Prospectus Supplement and the accompanying prospectus. All references to page numbers are to the page numbers of the Preliminary Prospectus Supplement.
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
The following line items on page S-8 of the “Summary Consolidated Financial and Operating Data” section of the Preliminary Prospectus Supplement are being replaced by the following amendment to correct a typographical error:

	As of December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and restricted cash	400,235	968,241	1,218,148	178,549

CAPITALIZATION
The “Capitalization” section on page S-20 of the Preliminary Prospectus Supplement is being amended as follows:
     The following table sets forth our capitalization as of March 31, 2009:
•	on an actual basis; and
•	on an as adjusted basis to give effect to our sale of 12,500,000 ADSs in this offering at the assumed public offering price of US$13.76 per ADS, based on the last trading price of our ADSs on June 12, 2009, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs from us.
     The as adjusted information below is illustrative only. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus supplement and the information under “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2008 which is incorporated by reference in the prospectus accompanying this prospectus supplement. This table does not include our short-term borrowings (including the current portion of long-term bank borrowings), which were RMB 2,601.9 million (US$380.8 million) as of March 31, 2009.

	As of March 31, 2009
	Actual		As Adjusted(1)
	RMB	US$	RMB	US$
	(In thousands, except share data)
Long-term borrowings:
Zero coupon convertible senior notes due 2012	1,234,608	180,690	1,234,608	180,690
Senior secured convertible notes	65,517	9,584	65,517	9,584
Long-term bank borrowings, excluding current portion	1,172,432	171,586	1,172,432	171,586
Shareholders’ equity:
Ordinary shares, par value US$0.01 per share:
1,000,000,000 shares authorized, 127,975,033 issued and outstanding, and 140,475,033 shares issued and outstanding on an as adjusted basis(2)	9,958	1,457	10,812	1,582
Additional paid-in capital	3,743,441	547,856	4,857,170	710,850
Accumulated other comprehensive income	22,973	3,362	22,973	3,362
Retained earnings(3)	870,068	127,335	870,068	127,335

Total Yingli Green Energy shareholders’ equity	4,646,440	680,010	5,761,023	843,129

Noncontrolling interests	1,373,046	200,946	1,373,046	200,946
Total shareholders’ equity	6,019,486	880,956	7,134,069	1,044,075
Total capitalization	8,492,043	1,242,816	9,606,626	1,405,935

(1)	A US$1.00 increase (decrease) in the assumed public offering price of US$13.76 per ADS would increase (decrease) the amounts representing total shareholders’ equity and total capitalization by US$12.0 million, assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs from us.
(2)	Excludes 4,534,756 ordinary shares issuable upon the exercise of options outstanding, 1,569,636 issued but unvested restricted shares and 1,084,842 ordinary shares reserved for future issuance under our 2006 stock incentive plan as of March 31, 2009.
(3)	Includes a restricted reserve of RMB145.0 million, which may not be distributed as cash dividends under PRC regulations.
     In January 2009, Yingli China entered into a credit agreement with ADM Capital, which provided Yingli China with a three-year loan facility of US$50.0 million. The loan facility was drawn down in full in April 2009. As of the date of this prospectus supplement, we had approximately RMB 341.1 million (US$50 million) outstanding under the loan facility.
     In June 2009, we issued 2,000,000 ordinary shares to Trustbridge in exchange for the conversion of approximately US$8.7 million of our outstanding senior secured convertible notes.
     Renminbi amounts in this “Capitalization” section have been translated into U.S. dollar amounts at the rate of RMB 6.8329 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of March 31, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.
DILUTION
     The “Dilution” section on page S-22 of the Preliminary Prospectus Supplement is being amended as follows:
     If you invest in our ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
     Our net tangible book value as of March 31, 2009 was approximately RMB 3,995.2 million (US$584.7 million) or RMB 31.23 (US$4.57) per ordinary share and per ADS. Net tangible book value represents our total consolidated assets, minus the amount of our total consolidated intangible assets, total consolidated liabilities and noncontrolling interests. Our net tangible book value per share as of March 31, 2009 is calculated as our net tangible book value as of March 31, 2009, without taking into account any other changes in such net tangible book value after March 31, 2009 divided by the number of ordinary shares outstanding at March 31, 2009.
     Without taking into account any other changes in such net tangible book value after March 31, 2009 except for the issuance and sale of ordinary shares in the form of ADSs offered by us in this offering, at the assumed public offering price of US$13.76 per ADS, based on the last trading price of our ADSs on June 12, 2009, and after deduction of underwriting discount and estimated aggregate offering expenses of this offering payable by us, our pro forma net tangible book value as of March 31, 2009 would have increased to US$747.8 million or US$5.32 per ordinary share and per ADS, assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs from us. This represents an immediate increase in net tangible book value of US$0.75 per ordinary share and per ADS to the existing shareholder and an immediate dilution in net tangible book value of US$8.44 per ordinary share and per ADS to investors purchasing ADSs in this offering.
     The following table illustrates such per share dilution:

Assumed Public Offering Price per Ordinary Share	US$
Net tangible book value per ordinary share as of March 31, 2009	US$4.57
Increase in net tangible book value per ordinary share attributable to this offering	US$0.75
Net tangible book value per ordinary share after giving effect to this offering	US$5.32
Dilution per ordinary share to new investors	US$8.44
Dilution per ADS to new investors	US$8.44
     A US$1.00 increase (decrease) in the assumed public offering price of US$13.76 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$0.09 per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.91 per ordinary share and per ADS, assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs from us.
     The following table summarizes, on a pro forma basis as of March 31, 2009, the differences between existing shareholders and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, assuming a public offering price of US$13.76 per ADS, based on the last trading price of our ADSs on June 12, 2009, assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs from us.

	Ordinary Shares				Average
	Purchased		Total Consideration		Price per	Average
					Ordinary	Price per
	Number	Percent	Amount	Percent	Share	ADS
Existing shareholders	127,975	91.1%	US$470,071	73.2%	US$ 3.67	US$ 3.67
New investors	12,500	8.9	172,000	26.8%	US$13.76	US$13.76

Total	140,475	100.0%	US$642,071	100.0%

     The discussion and table above excludes unvested restricted shares and also assumes no exercise of any outstanding options under the 2006 stock incentive plan. As of the date of this prospectus supplement, we have granted 4,829,213 options and 2,621,060 restricted shares.
     A US$1.00 increase (decrease) in the assumed public offering price of US$1.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$12.5 million, US$12.5 million and US$0.09, respectively, assuming no exercise of the underwriter’s over-allotment option to purchase additional ADS from us.

     The pro forma information in this section is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our ADSs.
     Renminbi amounts in this “Dilution” section have been translated into U.S. dollar amounts at the rate of RMB 6.8329 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of March 31, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.